FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 22, 2008

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index

Presentation – April 22, 2008

The Royal Bank of Scotland Group

Important Information This document does not constitute an offer to sell, or a solicitation of an offer to subscribe for, securities of RBS or any of its affiliates in any jurisdiction or an inducement to enter into investment activity. This document is not a prospectus but an advertisement and investors should not subscribe for any securities referred to in this document except on the basis of the information contained in the prospectus to be published in due course. The securities mentioned herein (the “Securities”) have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There will be no public offer of the Securities in the United States. Certain statements made in this document constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, “continue” or similar expressions and relate to, among other things, the performance of RBS’s various business units in the near to medium term, the amount by which RBS expects to write down the value of certain of its assets, RBS’s expectations in respect of the rights issue, its capital ratios and its dividend payout ratio, RBS’s business strategy and its plans and objectives for future operations. Such statements are based on current expectations and, by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied, by the forward-looking statement. Factors that might cause forward looking statements to differ materially from actual results, include among other things, general economic conditions in the European Union, in particular in the United Kingdom, and in other countries in which RBS has business activities or investments, including the United States; the inability of RBS to hedge certain risks economically; the adequacy of RBS’s impairment provisions and loss reserves; RBS’s ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; and the potential exposure of RBS to various types of market risks, such as interest rate risk, foreign exchange rate risk, credit risk and commodity and equity price risk. These forward-looking statements speak only as of the date of this document. The information and opinions contained in this document are subject to change without notice and, subject to compliance with applicable law, RBS assumes no responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. Slide 2

Make it happen Sir Tom McKillop Chairman

Introductory Comments • Decisive actions to recapitalise – Increased capital ratios and targets – Rights issue to raise £12 billion – Estimated write-downs on credit market exposures – Identified possible assets for disposal • Board has been fully engaged • Decision reflects deteriorating market conditions and outlook • Actions in best interests of RBS and its shareholders Slide 4

Make it happen Sir Fred Goodwin Group Chief Executive

Background  • Previous capital plan – Maintain Tier 1 capital ratio in range of 7% to 8%, with 25% to 30% preference share content – Rebuild core Tier 1 capital ratio towards 5% by 2010 – Within parameters of this plan at 2007 results • Market developments – Further deterioration in credit markets – Greater likelihood that credit markets will remain difficult – Reduced forecasts for economic growth Slide 6

Revision of Capital Plan • Appropriate to revise capital plan – Operate with significantly higher capital ratios – Consistent with, and informed by, views of shareholders • Revised capital plan – Increase target range for Tier 1 capital ratio to 7.5% to 8.5% – Set target for core Tier 1 capital ratio in excess of 6% – Target capital ratios on proportional consolidated basis – Accelerate rebuild of capital ratios to target levels Slide 7

Accelerated Capital Rebuild Actions £bn Proceeds of rights issue 12.0 Capital effect of estimated write-downs (4.3) Estimated capital generated by disposals 4.0 Net new capital 11.7 Forecast Capital Ratios 31 Dec 2008 (Proportional consolidated basis) Tier 1 capital ratio >8% Core Tier 1 capital ratio >6% Slide 8

Trading Update  • Overall underlying performance has remained satisfactory • Parts of GBM affected by credit market conditions • Strong growth in personal and corporate deposits • Lower Group net interest margin – increased funding costs, but higher new business asset spreads • Overall credit metrics have remained stable • ABN AMRO integration synergies on plan Slide 9

Outlook • Environment – Opportunities available at good risk-adjusted returns despite challenging period for banks – Less aggressive competition • Priorities for RBS – Deliver ABN AMRO integration and transaction benefits – Disciplined management of GBM through difficult period – Maintain momentum in other businesses – Leverage established presence in high growth economies – Exploit enhanced global platform, customer franchises and product capabilities Slide 10

Make it happen Guy Whittaker Group Finance Director

Capital Outlook • Budget reforecast • Estimated credit market write-downs • Disposals • 2008 dividend plan • Rights issue • Estimated capital ratios Slide 12

Budget Reforecast • 3 month actual performance • 9 month outlook for income, profits and balance sheet • Updated for prevailing economic conditions • Known risk factors taken into consideration • Outlook for business activity considered • Basis for revised capital plan Slide 13

Credit Market Exposures CDOs and US Mortgages £bn Net Exposure 31 Dec 2007(1) Average Price (%) Current Estimated Net Exposure(2) Average Price (%) Estimated Write-downs Before Tax(3) ABS CDOs High Grade 2.6 84 1.6 52 (1.0) Mezzanine 1.3 70 0.4 20 (0.9) US Residential Mortgages Subprime(4) 1.3 72 0.6 38 (0.4) Alt-A 2.2 83 1.0 50 (0.7) Other Non-Agency 0.8 94 0.7 82 (0.1) US Commercial Mortgages 1.8 97 1.4 83 (0.2) Total (3.3) (1) Net of hedges and write-downs(2) Current exposure net of hedges and estimated write-downs(3) Estimated write-downs before tax in 2008(4) Includes investment grade, non-investment grade and residuals Slide 14

Credit Market Exposures Monolines Current Estimates Fair Value of Underlying Gross £bn Notional Asset Exposure Estimated Write-downs Before Tax Hedge Net Exposure AAA / AA 19.8 15.6 4.2 A / BBB 2.6 2.2 0.4 Non-investment grade 2.6 1.0 1.6 (1.1) (0.3) (1.3) (0.4) 2.7 0.2 0.3 Total 25.0 18.8 6.2 (2.7) (0.4) 3.2 Credit value adjustments taken in 2007 0.9 Estimated credit value adjustments before tax in 2008 (1.8) Slide 15

Credit Market Exposures Leveraged Loans £bn Net Exposure 31 Dec 2007(1) Average Price (%) Current Estimated Net Exposure(2) Average Price (%) Estimated Write-downs Before Tax(3) Funded 8.7 95% 8.3 88% Unfunded 5.8 98% 4.8 88% Hedge   (0.7) Total 14.5 96% 12.4 88% (1.3) (1) Net of hedges and write-downs(2) Current exposure net of hedges and estimated write-downs(3) Estimated write-downs before tax in 2008 Slide 16

Credit Market Exposures Net Exposure 31 Dec £bn 2007(1) Average Price (%) Current Estimated Net Exposure(2) Average Price (%) Estimated Write-downs Before Tax(3) ABS CDOs 3.8 79 2.0 40 (1.9) US Residential Mortgages 4.3 81 2.3 52 (1.2) US Commercial Mortgages 1.8 97 1.4 83 (0.2) Monoline Exposures 2.5 n/a 3.2 n/a (1.8) Leveraged Loans 14.5 96 12.4 88 (1.3) CLOs 1.4 93 1.2 87 (0.1) CDS Hedging     0.5 Total (net of CDS hedging) (5.9) (1) Net of hedges and write-downs(2) Current exposure net of hedges and estimated write-downs(3) Estimated write-downs before tax in 2008 Slide 17

Disposals • Regular programme of review and evaluation with the Board • Existing plans incorporated a number of opportunities • Recalibrated in context of new capital targets • Possible whole or partial disposal of RBS Insurance included • Determined to achieve full and fair value • Options as to how this will be achieved • Capital plan assumes £4 billion gains during 2008 Slide 18

2008 Dividend Plan • Interim dividend intended to be paid in shares • Target dividend payout ratio around 45% – Based on earnings adjusted to exclude credit market-related write-downs and non-recurring items • Rights issue effect • Final dividend intended to be paid in cash Slide 19

Rights Issue • £12 billion • Fully underwritten • 11 new shares for every 18 existing shares • Issue price 200 pence per RBS share • Represents a 34.9% discount to theoretical ex-rights price on 21 April 2008 • Subject to approval at EGM in mid-May Slide 20

Estimated Capital Ratios Core Tier 1 Tier 1 Fully consolidated basis 30 June 2008 >6.0% >8.0% 31 December 2008 >6.0% >8.0% Proportional consolidated basis 30 June 2008 >5.0% >7.5% 31 December 2008 >6.0% >8.0% Slide 21

Make it happen Sir Tom McKillop Chairman

The Royal Bank of Scotland Group

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2008

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: A N Taylor
Title: Head of Group Secretariat